Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2’23 Results:
$38.1M Revenues with $0.66 Non-GAAP EPS

KFAR SAVA, Israel, July 31, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the second quarter and first half ended June 30, 2023.

Financial Results

Second Quarter: Silicom’s revenues for the second quarter of 2023 totalled $38.1 million, up 12% compared with $34.2 million for the second quarter of 2022.

On a GAAP basis, net income for the quarter totalled $3.8 million, or $0.56 per share (basic and diluted), compared with $4.5 million, or $0.67 per diluted share ($0.68 per basic share), for the second quarter of 2022.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $4.5 million, or $0.66 per share (basic and diluted), compared with $4.7 million, or $0.70 per diluted share ($0.71 per basic share), for the second quarter of 2022.

First Six Months: Silicom’s revenues for the first half of 2023 totalled $75.3 million, up 14% compared with $66.2 million for the first half of 2022.

On a GAAP basis, net income for the period totalled 7.3 million, or $1.07 per diluted share ($1.09 million per basic share), up 10% compared with $6.7 million, or $0.99 per diluted share ($1.00 per basic share) for the first half of 2022.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $8.6 million, or $1.27 per diluted share ($1.28 per basic share), up 12% compared with $7.7 million, or $1.14 per diluted share ($1.16 per basic share) for the first half of 2022.

Cash and Buyback

Our cash position continues to improve. Our balance of cash, cash equivalents and marketable securities increased by $10 million during the second quarter, and currently stands at $63 million with no debt. Based on our improved cash position and our expectation that our profitability will continue during the coming years, we intend to accelerate the pace at which we will be repurchasing our shares under the $15 million Share Repurchase Plan that we announced three months ago.

Guidance

With supply chain issues and component lead times easing, some of the Company’s major customers have begun drawing down the inventories they had stockpiled during the component shortages period. In addition, with broad expectations of a slowing macro economy, some of the Company’s recent design wins have been ramping more slowly and cautiously than originally expected. As such, the Company projects that Q3 will be a slower quarter, with revenues ranging between $30 and $31 million.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “We are pleased to report another quarter of growing revenues and cash generation for Silicom, especially given the significant macro headwinds that currently characterize our markets. While these factors have impacted our revenue expectations for 2023 and may have an effect on our first half 2024 results, we believe that we are currently under-shipping end-market demand and that our longer-term picture remains strong. Given the sheer breadth of our addressable market, which is proving to be so much larger and faster-growing than we had originally estimated, coupled with our already impressive roster of customers and Design Wins, we believe that we will re-establish a growth trajectory once our customer activities and inventory levels return to normal.”

Mr. Eizenman continued, “In fact, several developments during the quarter confirm the potential of our target markets. We were gratified that a leading US telecommunication service provider selected us once again as its partner for developing a strategic Edge Networking product, placing $5 million in initial orders and planning a significant ramp up when development is complete. We also secured two new NIC wins from a major cyber security company, demonstrating the ongoing power and importance of our server adapter business. In parallel, our recent launch of an innovative Edge AI product line in partnership with Hailo has begun opening up entirely new use cases, adding new categories of sales opportunities and customers to our already rich pipeline.”

Mr. Eizenman concluded, “Perhaps most important, the continually growing volume of Design Wins, opportunities and interest that we are seeing from top-tier players across a broad variety of industries continues to confirm our unique value proposition: a full-service model with an unmatched Edge Networking portfolio, rapid development and customization capabilities and a partnership approach. All in all, we believe that Silicom is well-positioned as a key player in our industry. We are optimistic about our long-term growth potential and increasingly excited about the opportunities that lie ahead of us.”

***

Conference Call Details

Silicom’s Management will host an interactive conference today, July 31st, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing, sales & marketing, development and customer support activities, the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economy uncertainty  which may impact customer demand through their exercising greater caution and selectivity with their short-term IT investment plans, as well as those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	June 30,	December 31,
	2023	2022

Assets

Current assets
Cash and cash equivalents	$36,684	$30,734
Marketable securities	9,012	4,020
Accounts receivables: Trade, net	30,665	27,258
Accounts receivables: Other	5,709	3,620
Inventories	72,061	87,985
Total current assets	154,131	153,617

Marketable securities	17,617	15,163
Assets held for employees’ severance benefits	1,641	1,715
Deferred tax assets	45	502
Property, plant and equipment, net	4,014	4,488
Intangible assets, net	6,999	6,710
Right of Use	7,830	8,441
Goodwill	25,561	25,561
Total assets	$217,838	$216,197

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$10,365	$15,922
Other accounts payable and accrued expenses	8,609	9,641
Lease Liabilities	2,150	1,549

Total current liabilities	21,124	27,112

Lease Liabilities	4,818	6,291
Liability for employees’ severance benefits	3,306	3,425
Deferred tax liabilities	83	74

Total liabilities	29,331	36,902

Shareholders' equity
Ordinary shares and additional paid-in capital	68,775	66,578
Treasury shares	(35,224)	(34,896)
Retained earnings	154,956	147,613
Total shareholders' equity	188,507	179,295

Total liabilities and shareholders' equity	$217,838	$216,197

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2023	2022	2023	2022
Sales	$38,130	$34,154	$75,311	$66,224
Cost of sales	25,968	22,032	51,364	43,212
Gross profit	12,162	12,122	23,947	23,012

Research and development expenses	5,253	5,257	10,391	10,735
Selling and marketing expenses	1,894	1,599	3,397	3,382
General and administrative expenses	1,013	1,131	2,106	2,328
Total operating expenses	8,160	7,987	15,894	16,445

Operating income	4,002	4,135	8,053	6,567

Financial income (loss), net	468	1,159	767	1,500
Income before income taxes	4,470	5,294	8,820	8,067
Income taxes	664	770	1,477	1,370
Net income	$3,806	$4,524	$7,343	$6,697

Basic income per ordinary share (US$)	$0.56	$0.68	$1.09	$1.00

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,772	6,666	6,760	6,674

Diluted income per ordinary share (US$)	$0.56	$0.67	$1.07	$0.99

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,827	6,749	6,837	6,789

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2023	2022	2023	2022

GAAP gross profit	$12,162	$12,122	$23,947	$23,012
(1) Share-based compensation (*)	104	173	218	334
Non-GAAP gross profit	$12,266	$12,295	$24,165	$23,346

GAAP operating income	$4,002	$4,135	$8,053	$6,567
Gross profit adjustments	104	173	218	334
(1) Share-based compensation (*)	647	683	1,257	1,468
Non-GAAP operating income	$4,753	$4,991	$9,528	$8,369

GAAP net income	$3,806	$4,524	$7,343	$6,697
Operating income adjustments	751	856	1,475	1,802
(2) Lease liabilities - financial expenses (income)	(136)	(734)	(304)	(920)
(3) Taxes on amortization of acquired intangible assets	67	67	135	135
Non-GAAP net income	$4,488	$4,713	$8,649	$7,714

GAAP net income	$3,806	$4,524	$7,343	$6,697
Adjustments for Non-GAAP Cost of sales	104	173	218	334
Adjustments for Non-GAAP Research and development expenses	292	373	598	748
Adjustments for Non-GAAP Selling and marketing expenses	196	163	349	371
Adjustments for Non-GAAP General and administrative expenses	159	147	310	349
Adjustments for Non-GAAP Financial income (loss), net	(136)	(734)	(304)	(920)
Adjustments for Non-GAAP Income taxes	67	67	135	135
Non-GAAP net income	$4,488	$4,713	$8,649	$7,714

GAAP basic income per ordinary share (US$)	$0.56	$0.68	$1.09	$1.00
(1) Share-based compensation (*)	0.11	0.13	0.21	0.27
(2) Lease liabilities - financial expenses (income)	(0.02)	(0.11)	(0.04)	(0.13)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Non-GAAP basic income per ordinary share (US$)	$0.66	$0.71	$1.28	$1.16

GAAP diluted income per ordinary share (US$)	$0.56	$0.67	$1.07	$0.99
(1) Share-based compensation (*)	0.11	0.13	0.22	0.27
(2) Lease liabilities - financial expenses (income)	(0.02)	(0.11)	(0.04)	(0.14)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Non-GAAP diluted income per ordinary share (US$)	$0.66	$0.70	$1.27	$1.14

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))